Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

March 18, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Basel Medical Group Ltd Amendment to the Draft Registration Statement on Form F-1

Ladies and Gentlemen:

Basel Medical Group Ltd (the “Company”) is hereby submitting an amendment to the draft registration statement on Form F-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of the amendment is to include information relating to the appointment of the underwriter for the initial public offering of the Company and other related information.

Kindly address any comments or questions that you have concerning this letter or the draft submission to our attorneys Benjamin Tan Esq. and Martryn Mak Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0609 or btan@srfc.law and (646) 963-6393 or mmak@srfc.law.

Very truly yours,

/s/ Raymond Wai Man Cheung
Name: Raymond Wai Man Cheung
Title: Chief Executive Officer and Director